EXHIBIT (a)(1)(G)
To:
From: Leap Stock Option Administration
Date:
Subject: Confirmation of Option Exchange Program Participation
Thank you for participating in the Option Exchange program. We are pleased to inform you that your Eligible Options have been accepted for exchange and canceled, and your Replacement Options have been granted, effective September 14, 2011, as indicated in the table below.

Eligible	Number of	Exercise Price		Number of
Option	Canceled Eligible	of Canceled	Exchange	Replacement
Grant ID	Options	Eligible Options	Ratio	Options
		$.	-for-1
The exercise price of each of your Replacement Options is $[ . ] per share. Subject to the terms and conditions of your Replacement Options as described in the stock option agreement for your Replacement Options, 25% of the Replacement Options will vest on September 14, 2012, 25% of the Replacement Options will vest on September 14, 2013, and 50% of the Replacement Options will vest on September 14, 2014. The term of the Replacement Options expires on September 14, 2021.
Your Replacement Options will be posted to your E*TRADE account shortly, and the stock option agreement for your Replacement Options will be made available electronically through your E*TRADE account in approximately two weeks.
If you have any questions, please send an email to optionexchange@cricketcommunications.com or call the Stock Administration Department at (858) 882-9035.